Filed Pursuant to Rule 424(b)(3) Registration No.: 333-106589

PROSPECTUS

Up to 6,489,688 Shares of Common Stock

     The stockholders listed in the table beginning on page 18 may use this prospectus from time to time to offer for sale up to 6,489,688 shares of our common stock. The shares of common stock covered by this prospectus consist of up to 5,116,278 shares of common stock and up to 1,373,410 shares of common stock issuable upon the exercise of warrants to purchase common stock.

     Investment in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 2.

     We are not offering any shares of common stock to the public and will not directly receive any proceeds from the sale of shares under this prospectus. We may indirectly receive proceeds to the extent that any selling stockholders exercise warrants to purchase our common stock and then resell those shares under this prospectus. We are paying the cost of registering the shares of common stock covered by this prospectus as well as various related expenses. The selling stockholders are responsible for all selling commissions, transfer taxes and other costs related to the offer and sale of their shares. If required, the number of shares to be sold, the public offering price of those shares, the names of any broker-dealers and any applicable commission or discount will be included in a supplement to this prospectus, called a prospectus supplement.

     Our common stock is traded on the Nasdaq National Market under the symbol “SCON.” On June 25, 2003, the closing sale price of our common stock on the Nasdaq National Market was $2.39 per share. Our principal executive offices are located at 460 Ward Drive, Santa Barbara, California 93111-2310, and our telephone number is (805) 690-4500.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities described in this prospectus or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 11, 2003.

THE COMPANY
RISK FACTORS
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
DOCUMENTS INCORPORATED BY REFERENCE

i

THE COMPANY

     We develop, manufacture and market high performance products to service providers, systems integrators and original equipment manufacturers in the commercial wireless telecommunications industry. Our products, known commercially as SuperLink™ Solutions, maximize the performance of wireless networks by improving the quality of “uplink” signals from subscriber terminals (wireless handsets or mobile wireless devices) to network base stations and of “downlink” signals from network base stations to subscriber terminals. These premium products are built around our flagship, SuperLink Rx, and work in concert to provide Total Link EnhancementSM, combining the benefits of our complementary solutions to meet the growing demand of the wireless telecommunications industry for improved capacity, reduced interference, and greater coverage for their network base stations. Our products for the government provide enhanced performance in a variety of communications, surveillance and signal detection applications for military, intelligence and law enforcement agencies.

     SuperLink Solutions consist of three unique product families: SuperLink Rx, SuperLink Tx and SuperPlex™. Together, these solutions allow service providers to benefit from lower capital and operating costs compared to other options. They also increase minutes of use because subscribers experience better call quality and fewer dropped calls. They also increase the speed of data transmissions.

•	SuperLink Rx. In order to receive uplink signals from wireless terminals, base stations require a wireless filter system to eliminate, or filter out, out-of-band interference. To address this need, we offer SuperLink Rx. Deployed in base stations, these products combine specialized filters using high-temperature superconducting (HTS) technology with a proprietary cryogenic cooler and a cryogenically cooled low-noise amplifier. The result is the ultimate uplink, a highly compact and reliable cryogenic receiver front-end (CRFE) that can simultaneously deliver both high selectivity (interference rejection) and high sensitivity (detection of low level signals). SuperLink Rx products thereby offer significant advantages over conventional filter systems.

•	SuperLink Tx. Wireless networks also suffer from insufficient transmit power on the downlink signal path. Especially after the uplink has been improved by using SuperLink Rx. In this situation, operators can achieve superior downlink performance from SuperLink Tx, a family of compact, robust, and technologically advanced multi-carrier high-power amplifiers.

•	SuperPlex. For antenna sharing without compromise, we offer SuperPlex, a line of multiplexers that provide extremely low insertion loss and excellent cross-band isolation.

     We were incorporated in the state of Delaware in 1987. Our principal place of business and executive offices are located at 460 Ward Drive, Santa Barbara, California 93111. We have undergone three unique phases of development since our incorporation in 1987. From 1987 to 1996, we focused primarily on the research and development of HTS technologies. From 1997 to 2001, our second phase, we made the transition from a research and development firm to a commercial operating company. During this time we launched our first commercial HTS product, the SuperFilter System, and concentrated on commercializing HTS technology for the U.S. wireless market. We are now in our third phase of development. Our Company has evolved from one oriented solely around HTS technology to one that is committed to providing best-in-class link enhancement solutions to the global wireless infrastructure market. Following our strategy of Total Link Enhancement, (simultaneously optimizing the performance of the uplink, the downlink and the antenna), we now offer innovative technologies across multiple product lines and in multiple geographic markets.

     Additionally, on December 18, 2002, we acquired Conductus, Inc., a competing supplier of HTS technology for wireless networks as well as a manufacturer of high-performance HTS products for government customers.

     On June 25, 2003, we raised an additional $11.0 million through the sale of equity in a private financing transaction. This registration statement is being filed in connection with that private offering.

RISK FACTORS

     Unless otherwise noted, the terms “we,” “us,” and “our,” refer to the combined and ongoing business operations of Superconductor and Conductus.

Disclosure Regarding Forward-Looking Statements

     This prospectus and our other filings with the SEC contain forward-looking statements that involve risks and uncertainties. We have made these statements in reliance on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Our forward-looking statements relate to future events or our future performance and include, but are not limited to, statements concerning our future commercial revenues, market growth, capital requirements and new product introductions. Other statements contained in our filings that are not historical facts are also forward-looking statements. We have tried, wherever possible, to identify forward-looking statements by terminology such as “may,” “will,” “could,” “should,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and other comparable terminology.

     Forward-looking statements are not guarantees of future performance and are subject to various risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results may differ materially from those expressed in forward-looking statements. They can be affected by many factors, including, those listed in our Annual Report on Form 10-K for the year ended December 31, 2002 under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Forward Looking Statements” and in the “Risk Factors” set forth in Exhibit 99 of that filing. This prospectus describes some of the additional uncertainties and factors that may affect our forward-looking statements. Forward-looking statements are based on information presently available to senior management, and we do not assume any duty to update our forward-looking statements.

Risks Related to Our Business

We have a history of losses and may never become profitable.

     In each of our last five fiscal years, we have experienced significant net losses and negative cash flows from operations. Since Superconductor merged with Conductus on December 18, 2002, we have continued to incur significant losses and negative cash flows. Although we issued a press release on April 30, 2003 in which we projected profitable operations in the last half of fiscal 2003, those statements are projections of future results and can not be guaranteed. If we fail to increase our revenues, specifically revenues in connection with our SuperFilter products, we may not achieve and maintain profitability and may not meet our expectations.

We may need to raise additional capital in the future.

     As of March 29, 2003, Superconductor had cash and cash equivalents of $12.1 million. On June 25, 2003, we raised additional net proceeds of $10.3 million through a private placement of common stock and warrants. While we believe that our current cash balance should be sufficient to fund our operations well into 2004, there can be no assurance that changes in our plans or other events will not result in the expenditure of our cash resources before then. If this should happen, we will need to raise additional capital sooner than expected, and we cannot assure you that capital will be available on acceptable terms, if at all. If we should be unable to obtain any needed additional financing it could have a material adverse effect on our business and operating results.

     We may also require additional capital to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. If we cannot raise any needed funds on acceptable terms, it will harm our business. Additionally, if we issue additional equity securities to raise funds, the ownership percentage of existing stockholders would be reduced. New investors may also demand rights preferences or privileges senior to those of existing holders of common stock.

Our future operating results are unpredictable and likely to fluctuate significantly.

     We focus our efforts on developing superconductive products for the wireless telecommunications industry. Our operating history in that market is limited and our operating results may be subject to significant fluctuations. Thus, future operating results cannot be reliably predicted, making it difficult to assess the value of the Superconductor common stock. We do not believe that period-to-period comparisons of Superconductor’s operating results are necessarily meaningful, and you should not rely upon period-to-period comparisons as indications of future performance.

     Our future operating results may vary significantly due to factors including:

•	Our products have not yet achieved market acceptance, making future demand uncertain;

•	The size and timing of significant orders, and their fulfillment;

•	The size and timing of government funded contracts;

•	Our products may have a long development cycle, which may affect our ability to change our product offering quickly and compete effectively;

•	Limited life cycle of our products due to factors outside of our control, such as changing needs of service providers and the emergence of competing products;

•	Changes in our pricing policies, or those of our competitors;

•	Changes in our operating expenses and our ability to control costs;

•	Our customers’ budget cycles;

•	Product quality problems;

•	Our ability to obtain sufficient supplies of limited or sole-source components for our products;

•	Consolidation by competitors and indirect channel partners;

•	Regulatory changes affecting the wireless telecommunications industry or our products;

•	Our gain or loss of significant customers;

•	Our ability to increase sales to existing customers;

•	Delays in customer orders;

•	Our ability to reduce manufacturing costs;

•	Our ability to manufacture at acceptable quality levels;

•	Our ability to introduce new filter products or enhancements to our existing filter products;

•	Commercial market acceptance of new products introduced by us or our competitors;

•	Introduction of or enhancement of competitive or substitute products by our competitors; and

•	Limitations in our existing and future manufacturing capacity.

     Another factor making our future operating results difficult to predict is that we currently have a limited backlog of unshipped orders. Accordingly, future quarterly revenue is difficult to predict since it depends substantially upon orders that are yet to be booked. Product revenue is also difficult to predict because our sales cycle (which may increase in the future) varies substantially from customer to customer and by distribution channel.

     Our expense levels and expansion plans, including plans to increase research and development efforts, manufacturing capacity and sales and marketing efforts, are based in large part on expectations of future revenue. These items of expense are relatively fixed in the short-term. Consequently, operating results in any given period are likely to be disproportionately harmed if revenue in that period falls below expectations.

We cannot predict whether our products will be commercially accepted, because commercial application of superconductive electronics technology has been limited to date.

     Although a number of commercial superconductive electronic products have been introduced by us to date, a significant portion of our aggregate revenue to date has been derived from government research and development contracts. New products or product enhancements may or may not be successfully developed, introduced and marketed. Any new products or product enhancements that are marketed may not be well received in the marketplace or achieve any significant degree of commercial acceptance.

Our ability to protect our patents and other proprietary rights is uncertain, exposing us to possible losses of competitive advantage.

     Our efforts to protect our proprietary rights may not succeed in preventing infringement by others or ensure that these rights will provide us with a competitive advantage. Pending patent applications may not result in issued patents and the validity of issued patents may be subject to challenge. Third parties may also be able to design around the patented aspects of the products. Additionally, certain of the issued patents and patent applications are owned jointly with third parties. Because any owner or co-owner of a patent can license its rights under jointly-owned patents or applications, inventions made by us jointly with others are not subject to our exclusive control. Any of these possible events could result in losses of competitive advantage.

Intellectual property infringement claims against us could materially harm results of operations.

     Our products incorporate a number of technologies, including high temperature superconductor technology, technology related to other materials, and electronics technologies. Our patent positions, and that of other companies using high-temperature superconductor technology, is uncertain and there is significant risk that others, including our competitors or potential competitors, have obtained or will obtain patents relating to our products or technologies or products or technologies planned to be introduced by us.

     We believe that patents may be or have been issued or applications may be pending claiming various compositions which we would need a license to utilize in our products. There can be no assurances that such licenses could or would be obtained on commercially reasonable terms, or at all. We may be required to expend significant resources to develop alternatives that would not infringe such patents or to obtain licenses to the related technology. We may not be able to successfully design around these patents or obtain licenses to them and may have to defend ourselves at substantial cost against allegations of infringement of third party patents or other rights to intellectual property.

     STI is engaged in a patent dispute with ISCO International, Inc. relating to U.S. Patent No. 6,263,215 entitled “Cryoelectronically Cooled Receiver Front End for Mobile Radio Systems.” ISCO filed a complaint on July 17, 2001 in the United States District Court for the District of Delaware against the Company and its wholly-owned subsidiary, Conductus, Inc. The ISCO complaint alleged that the Company’s SuperFilter product and Conductus’ ClearSite® product infringe ISCO’s patent. The matter went to trial on March 17, 2003.

     On April 3, 2003, the jury returned a unanimous verdict that the Company’s SuperFilter III product does not infringe, and that ISCO’s patent is invalid and unenforceable. The jury also awarded STI $3.8 million in compensatory damages based upon a finding that ISCO engaged in unfair competition and acted in bad faith by issuing press releases and contacting STI’s customers asserting rights under this patent.

     On April 17, 2003, the Company filed a Motion for Attorneys’ Fees and Disbursements, in which it asked the Court to award the Company its attorneys’ fees and other litigation expenses. On the same date, ISCO filed a motion, asking the Court to overturn the verdict and grant a new trial. The parties filed further briefs on both motions in May 2003. The Company does not know when the Court will rule on either motion.

     Although the jury returned a verdict favorable to us, the Court has not yet entered an order approving the jury’s verdict. In the event the Court overturns the verdict and grants ISCO a new trial, there is a risk that we may not prevail in a second trial. If this should happen, an adverse outcome in the ISCO suit, or in litigation of other intellectual property claims could subject us to significant liabilities or require us to cease using key technology. In any case, the cost of defending continued litigation by ISCO, or any other intellectual property lawsuit, could constitute a major financial burden and materially and adversely effect our results of operations.

Because competition for target employees is intense, we may be subject to claims of unfair hiring practices, trade secrets misappropriation or other related claims.

     Companies in the wireless telecommunications industry whose employees accept positions with competitors frequently claim that competitors have engaged in unfair hiring practices, trade secrets misappropriation or other related claims. We may be subject to such claims in the future as they seek to hire qualified personnel, and such claims may result in material litigation. If this should occur, we could incur substantial costs in defending against these claims, regardless of their merits.

We depend on specific patents and licenses to technologies, and we will likely need additional technologies in the future that we may not be able to utilize.

     We utilize technologies under licenses of patents from others for our products. These patents may be subject to challenge, which may result in significant litigation expense (which may or may not be recoverable against future royalty obligations). Additionally, we continually try to develop new products, and, in the course of doing so, we may be required to utilize intellectual property rights owned by others and may seek licenses to do so. Such licenses may not be obtainable on commercially reasonable terms, or at all. It is also possible that we may inadvertently utilize intellectual property rights held by others, which could result in substantial claims.

Other parties may have the right to utilize technology important to our business.

     We utilize certain intellectual property rights under non-exclusive licenses or have granted to others the right to utilize certain intellectual property rights licensed from a third party. Because we may not have the exclusive rights to utilize such intellectual property, other parties may be able to compete with us, which may harm our business.

Our failure to anticipate and respond to developments in the wireless telecommunications market could substantially harm our business.

     Our efforts are focused on the wireless telecommunications market, including the 2G, 2.5G and 3G markets. The concentration of our resources on the wireless telecommunications market makes us potentially vulnerable to changes in this market, such as new technologies, future competition, changes in availability of capital resources or regulatory changes that could affect the competitive position and rate of growth of the wireless industry.

We may not be able to compete effectively in the superconductive electronics industry or against alternative technologies.

     Our products compete with a number of alternative approaches and technologies that increase the capacity and improve the quality of wireless networks. Some of these alternatives may be more cost effective or offer better performance than our products. Wireless network operators may opt to increase the number of transmission stations, increase tower heights, install filters and amplifiers at the top of antennas or use advanced antenna technology in lieu of purchasing our products. We may not succeed in competing with these alternatives.

     The market for superconductive electronics currently is small and in the early stages of commercialization. As superconductive electronics emerge as a viable alternative to current solutions, the market will become intensively competitive. A number of large companies with substantially greater financial resources and capabilities are engaged in programs to develop and commercialize products that may compete with those offered by us, or promote alternative solutions to meet the needs of the wireless network operators. For example, Dupont exhibited a tower top HTS front-end unit at a trade show in March 2002. Small companies, including ISCO International and CryoDevices, Inc., are also developing and commercializing superconductive electronic products for the telecommunications industry. Furthermore, academic institutions, governmental agencies and other public and private research organizations are engaged in development programs that may lead to commercial superconductive electronic products. Our success will depend on our ability to develop and maintain our technological leadership while managing the various risks described in this document.

Changes in the mix of our sales channels could cause fluctuations in future operating results.

     We currently sell most of our products directly to wireless network operators in the United States. We plan, however, to expand our business in international markets by increasing our direct sales force and selling through resellers or directly through original equipment manufacturers. If and when changes in the mix of our sales channels occur, our gross profit and operating margins may fluctuate significantly.

We depend upon government contracts for a substantial portion of revenue, and our business may suffer if significant contracts are terminated or adversely modified or we are unable to win new contracts.

     We derive a portion of our revenue from a few large contracts with the U.S. government. As a result, a reduction in, or discontinuance of, the government’s commitment to current or future programs could materially reduce government contract revenue. Furthermore, Conductus’ license agreement with one company, General Dynamics Electronic Systems, Inc., prevents Conductus from competing with General Dynamics for certain hardware research and development government contracts. If future government research and development projects were limited to areas in which General Dynamics may prevent our Conductus subsidiary from competing, our financial condition could be significantly harmed.

     Contracts involving the U.S. government may include various risks, including:

•	Termination by the government;

•	Reduction or modification in the event of changes in the government’s requirements or budgetary constraints;

•	Increased or unexpected costs causing losses or reduced profits under contracts where prices are fixed or unallowable costs under contracts where the government reimburses for costs and pays an additional premium;

•	Risks of potential disclosure of confidential information to third parties;

•	The failure or inability of the main contractor to perform its contract in circumstances where either Superconductor or Conductus is a subcontractor;

•	The failure of the government to exercise options for additional work provided for in the contracts; and

•	The government’s right in certain circumstances to freely use technology developed under these contracts.

     The programs in which we participate may extend for several years, but are normally funded on an annual basis. The U.S. government may not continue to fund programs under which we have entered into contracts. Even if funding is continued, we may fail to compete successfully to obtain funding pursuant to such programs.

     All costs for services under government contracts are subject to audit, and the acceptance of such costs as allowable and allocable is subject to federal regulatory guidelines. We record contract revenues in amounts which we expect to be realized upon final audit settlement. Any disallowance of costs by the government could have an adverse effect on our business, operating results and financial condition. We cannot assure you that audits and adjustments will not result in decreased revenues and net income for those years. Additionally, because of our participation in government contracts, we are subject to audit from time to time for our compliance with government regulations by various agencies. Government agencies may conduct inquiries or investigations that may cover a broad range of activity. Responding to any such audits, inquiries or investigations may involve significant expense and divert management’s attention. In addition, an adverse finding in any such audit, inquiry or investigation could involve penalties that may harm our business.

Our future success depends on our ability to focus primarily on commercial markets.

     We believe that any future growth we may experience will depend on our ability to develop, market and manufacture products for the commercial marketplace. Because there are substantial differences between the requirements for a government contracting business and a technology products business, we face a number of challenges in developing our commercial technology products business. In particular, we must implement an effective sales and marketing strategy and volume manufacturing capability, neither of which is required to support our government contracting business. If we are unable to develop our commercial technology products business, our business will be harmed.

Our business could be significantly damaged by harm to, or the loss of, a relationship with any one of our small number of customers.

     Historically, a relatively small number of customers have accounted for a significant portion of our total revenue, and we expect that this trend will continue for the foreseeable future. For example, for the year ended December 31, 2002, 92% of Superconductor’s commercial product revenue was derived from sales to Alltel and U.S. Cellular. During the same period, Conductus had one primary customer, Dobson Cellular Systems, Inc., for its commercial product revenues. Accordingly, our future operating results will continue to substantially depend on the success of these few customers and our relationships with them. Any reduction or delay in sales of products to one or more of these key customers could significantly harm our business. Operating results will also depend on our ability to successfully develop relationships with additional key customers. We cannot assure you that we will retain our largest customers or that we will be able to sell products to additional key customers.

     Most of our customers have the right to cease doing business with us upon limited notice and with little or no penalty. Customer agreements typically do not require minimum purchases. Customers may also have relationships with our competitors, which may affect the purchasing decisions of such customers. We cannot assure you that our customers will not choose to direct our business to our existing or future competitors.

The wireless communication industry is highly concentrated, which limits the number of potential customers.

     The wireless communication industry is highly concentrated in nature and may become more concentrated due to anticipated industry consolidation. As a result, we believe that the number of potential customers for our products will be limited. For example, the U.S. wireless operations of three of our target customers—AirTouch, Bell Atlantic and GTE—were consolidated in 2000 into one entity called Verizon. Later in 2000, SBC Communications and BellSouth combined to form Cingular. If the wireless communication industry does not adopt our products, and we fail to capture a significant percentage of the commercial wireless market customers, our business will be harmed.

We currently rely on specific technologies and may not successfully adjust to the rapidly changing superconductive electronics market.

     The field of superconductivity is characterized by rapidly advancing technology. Our success depends upon our ability to keep pace with advancing superconductive technology, including materials, processes and industry standards. Our development efforts to date have been focused principally on thallium barium calcium copper oxide, in the case of Superconductor, and yttrium barium copper oxide, in the case of Conductus. However, these materials may not ultimately prove commercially competitive against other currently known materials or materials that may be discovered in the future.

     We will have to continue to develop and integrate advances in technology for the fabrication of electronic circuits and devices and manufacture of commercial quantities of products. We will also need to continue to develop and integrate advances in complementary technologies. We cannot assure you that our development efforts will not be rendered obsolete by research efforts and technological advances made by others or that materials other than those currently used by us will not prove more advantageous for the commercialization of superconductive electronic products.

Our sales cycles are unpredictable and may be long, making future performance unpredictable.

     Our experience with the sales cycle for telecommunications products is limited. The sales cycle includes identification of decision makers within the customers’ organizations, development of an understanding of customer-specific performance and economic issues, convincing the customer through field trial reports of the benefits of systems offered, negotiation of purchase orders and deployment.

     Because customers who purchase our systems must commit a significant amount of capital and other resources, sales are subject to delays beyond our control. Our customers must consider budgetary constraints, comply with internal procedures for approving large expenditures and complete whatever testing is necessary for them to integrate new technologies that will affect our key operations. While the sales cycle for an initial order typically has been 6 to 12 months, we may experience longer sales cycles in the future. Such delays or lengthened sales cycles could have a material adverse effect on our business.

We depend on the capital spending patterns of wireless network operators, and if capital spending is decreased or delayed, our business may be harmed.

     Because we rely on wireless network operators for product purchases, any substantial decrease or delay in capital spending patterns in the wireless communication industry may harm our business. Demand from customers for our products depends to a significant degree upon the magnitude and timing of capital spending by these customers for constructing, rebuilding or upgrading our systems. The capital spending patterns of wireless network operators depend on a variety of factors, including access to financing, the status of federal, local and foreign government regulation and deregulation, changing standards for wireless technology, overall demand for wireless services, competitive pressures and general economic conditions. In addition, capital spending patterns in the wireless industry can be subject to some degree of seasonality, with lower levels of spending in the third calendar quarter, based on annual budget cycles.

Our reliance on a limited number of suppliers and the long lead time of components for our SuperFilter products could impair our ability to manufacture and deliver our systems on a timely basis.

     We currently purchase substrates for growth of high-temperature superconductor thin-films from two suppliers because of the quality of its substrates. A thin film is a thin layer of high-temperature superconductor material. There are additional components that we source from a single vendor due to the present volume. Our reliance on sole or limited source suppliers involves certain risks and uncertainties, most of which are beyond our control. These include the possibility of a shortage or the discontinuation of certain key components. Any reduced availability of these parts or components when required could impair our ability to manufacture and deliver our systems on a timely basis and result in the cancellation of orders, which could harm our business.

     In addition, the purchase of some of our key components involves long lead times and, in the event of unanticipated increases in demand for our SuperFilter products, we may be unable to obtain these components in sufficient quantities to meet our customers’ requirements. We do not have guaranteed supply arrangements with any of these suppliers, do not maintain an extensive inventory of parts or components and customarily purchase sole or limited source parts and components pursuant to purchase orders. Business disruptions, quality issues, production shortfalls or financial difficulties of a sole or limited source supplier could materially and adversely affect us by increasing product costs, or eliminating or delaying the availability of such parts or components. In such events, our inability to develop alternative sources of supply quickly and on a cost-effective basis could impair our ability to manufacture and deliver our systems on a timely basis and could harm our business.

Our failure to successfully develop collaborative relationships with government agencies, research institutions and other companies could harm our business.

     We have established and continue to seek collaborative arrangements with corporate partners, government agencies and public and private research institutions to develop, manufacture and market superconductive electronic products. Our success depends on the development and success of these collaborative arrangements. However, we may not be able to enter into collaborative arrangements on commercially reasonable terms, and even if established, these arrangements may not succeed. If these programs are successful, our collaborative partners may seek to manufacture jointly developed products themselves or obtain them from alternative sources, rather than purchase them from us. Finally, these programs:

•	May require us to share control over our development, manufacturing and marketing programs and relinquish rights to our technology;

•	May be subject to termination at the discretion of the collaborative partners; and

•	May restrict our ability to engage in certain areas of product development, manufacturing and marketing.

Our limited commercial manufacturing experience and capabilities could hamper our success.

     Our success to develop adequate manufacturing capabilities would significantly harm our business. Currently, we have only limited production facilities. To date, we have focused primarily on developing fabrication processes and producing limited quantities of products. Although our processing technology derives principally from semiconductor manufacturing technology, the fabrication of high-temperature superconductor components is especially difficult because of specific properties unique to high-temperature superconductor materials.

     We cannot assure you that we can develop the necessary manufacturing capability to attain yields sufficient to meet the demand for our products at a cost that will allow us to provide a price/performance advantage to customers in comparison with other alternatives. While we have established limited production facilities for our products, we may not be able to expand our processing, production control, assembly, testing and quality assurance capabilities to produce existing or planned superconductive electronic products in adequate commercial quantities.

     Even if our products meet performance standards acceptable to the superconductive electronics market, we cannot assure you that any such products will offer price/performance advantages in comparison with other alternatives sufficient to achieve market acceptance, or that production costs will be low enough to operate profitably.

We anticipate decreases in average selling prices, requiring us to reduce costs and introduce new systems in order to achieve and maintain profitability.

     In 2002, there was a reduction in average selling prices of Superconductor products. This followed the discount on a large order of Superconductor products in December 2001. We will need to further reduce our manufacturing costs through engineering improvements and economies of scale in production and purchasing in order to achieve adequate gross margins. We may not be able to achieve the required cost savings at a rate needed to keep pace with competitive pricing pressure. Additionally, we may be forced to discount future orders. If we fail to reach our cost saving objectives or we are required to offer future discounts, our business may be harmed.

If we are unable to forecast our inventory needs accurately, we may be unable to obtain efficient manufacturing capacity or may incur unnecessary costs and produce excess inventory.

     We forecast our inventory needs based on anticipated product orders to determine manufacturing requirements. If we overestimate our requirements, we may have excess inventory, and our suppliers may as well, which could increase our costs. If we underestimate our requirements, our suppliers may have inadequate inventory, which could interrupt manufacturing and result in delays in shipments and recognition of revenues. In addition, lead times for ordering materials and components vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. Accordingly, if we inaccurately forecast demand, we may be unable to obtain adequate manufacturing capacity from our suppliers to meet customers’ delivery requirements, which would harm our business.

Our success depends on the attraction and retention of senior management and technical personnel with relevant expertise.

     As a competitor in a highly technical market, we depend heavily upon the efforts of our existing senior management and technical teams. The loss of the services of one or more members of these teams could slow product development and commercialization objectives. Due to the specialized nature of high-temperature superconductors, we also depend upon our ability to attract and retain qualified technical personnel with substantial industry knowledge and expertise. Competition for qualified personnel is intense and we may not be able to continue to attract and retain qualified personnel necessary for the development of our business.

Regulatory changes negatively affecting wireless communications companies could substantially harm our business.

     The Federal Communications Commission strictly regulates the operation of wireless base stations in the United States. Other countries also regulate the operation of base stations within their territories. Base stations and equipment marketed for use in base stations must meet specific technical standards. Our ability to sell our high-temperature superconductor filter subsystems will depend upon the rate of deployment of other new wireless digital services, the ability of base station equipment manufacturers and of base station operators to obtain and retain the necessary approvals and licenses, and changes in regulations that may impact the product requirements. Any failure or delay of base station manufacturers or operators in obtaining necessary approvals could harm our business.

We derive a portion of our revenue from sales outside the United States, and our international business activities subject us to risks that could reduce the demand for our products and increase our operating expense.

     A significant part of our strategy involves the continued pursuit of growth opportunities in a number of international markets, including Mexico, Brazil, China, Japan and Korea. We also anticipate expanding our efforts into Europe and Latin America. In many international markets, barriers to entry are the result of long-standing relationships between potential customers and our local suppliers and protective regulations, including local content and service requirements. In addition, pursuit of international growth opportunities may require significant investments for an extended period before any returns are realized by us from our investment.

     Our business in international markets could be adversely affected by:

•	Different technology standards and design requirements;

•	Difficulty in attracting qualified personnel;

•	Longer payment cycles for and greater difficulties collecting accounts receivable;

•	Export controls, tariffs and other barriers;

•	Fluctuations in currency exchange rates;

•	Nationalization, expropriation and limitations on repatriation of cash;

•	Social, economic, banking and political risks;

•	Taxation;

•	Changes in U.S. laws and policies affecting trade, foreign investment and loans; and

•	Cultural differences in the conduct of business.

We may acquire or make investments in companies or technologies that could cause loss of value to stockholders and disruption of business.

     We intend to explore opportunities to acquire companies or technologies in the future. Entering into an acquisition entails many risks, any of which could adversely affect our business, including:

•	Failure to integrate the acquired assets and/or companies with current business;

•	The price paid may exceed the value eventually realized;

•	Loss of share value to existing stockholders as a result of issuing equity securities as part or the entire purchase price;

•	Potential loss of key employees from either our then current business or any acquired business;

•	Entering into markets in which we have little or no prior experience;

•	Diversion of financial resources and management’s attention from other business concerns;

•	Assumption of unanticipated liabilities related to the acquired assets; and

•	The business or technologies acquired or invested in may have limited operating histories and may be subjected to many of the same risks to which we are exposed.

If we acquire any companies or technologies in the future, they could prove difficult to integrate, could disrupt business, dilute stockholder value or adversely affect our operating results.

     We may acquire or make investments in complementary companies, services and technologies in the future. Other than the recent acquisition of Conductus, we have not made any such acquisitions or investments to date and, therefore, our ability as an organization to make acquisitions or investments is unproven.

     Acquisitions and investments involve numerous risks, including:

•	difficulties in integrating operations, technologies, services and personnel;

•	diversion of financial and management resources from existing operations;

•	risk of entering new markets;

•	potential loss of key employees; and

•	inability to generate sufficient revenues to offset acquisition or investment costs.

     In addition, future acquisitions could result in potentially dilutive issuances of equity securities, or the incurrence of debt, contingent liabilities or amortization expenses or charges related to goodwill or other intangible assets, any of which could harm our business. As a result, if we fail to properly evaluate and execute acquisitions or investments, our business and prospects may be seriously harmed.

Integrating Conductus’ specific business with our own may be difficult to achieve, which may adversely affect operations.

     On December 18, 2002, we acquired Conductus. Since that time, we have faced risks related to the integration and management of the combined operations. The integration of the businesses of Superconductor and Conductus has been and will continue to be a complex, time-consuming and expensive process and may disrupt our business if the integration is not timely and efficiently completed. In addition, Conductus is located in Northern California and Superconductor is located in Southern California. The geographic distance between the companies and their respective offices and operations and the consolidation of operations increase the risk that the integration will not be completed successfully or in a timely and cost-effective manner. We may encounter substantial difficulties, costs and delays involved in integrating operations, including:

•	potential conflicts between business cultures;

•	adverse changes in business focus perceived by third-party constituencies;

•	inability to implement uniform standards, controls, procedures and policies;

•	integration of research and development and product development efforts; and

•	loss of key employees and/or the diversion of management’s attention from other ongoing business concerns.

     Superconductor’s management may not be successful in overcoming these risks or any other problems encountered in connection with the integration of the two companies, and, if integration costs are not managed effectively or if they are higher than anticipated, then Superconductor’s financial results and its stock price could be materially and adversely affected.

If we are unable to implement appropriate controls and procedures to manage our expected growth, we may not be able to successfully offer our products and implement our business plan.

     Our ability to successfully offer our products and implement our business plan in a rapidly evolving market requires an effective planning and management process. Anticipated growth in future operations will continue to place, a significant strain on management systems and resources. We expect that we will need to continue to improve our financial and managerial controls, reporting systems and procedures, and will need to continue to expand, train and manage our work force worldwide. Furthermore, we expect that we will be required to manage multiple relationships with various customers and other third parties.

Compliance with environmental regulations could be especially costly due to the hazardous materials used in the manufacturing process.

     We are subject to a number of federal, state and local governmental regulations related to the use, storage, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in our business. Any failure to comply with present or future regulations could result in fines being imposed, suspension of production or interruption of operations. In addition, these regulations could restrict our ability to expand or could require us to acquire costly equipment or incur other significant expense to comply with environmental regulations or to clean up prior discharges.

Terrorism and the declaration of war by the United States against terrorism may have adversely affected, and may in the future adversely affect, our business.

     The terrorist attacks in the United States on September 11, 2001, the declaration of war by the United States against terrorism and the war with Iraq have created significant instability and uncertainty in the world, which may have had, and may in the future have, a material adverse effect on world financial markets, including financial markets in the United States. In addition, such adverse political events may have had, and may in the future have, an adverse impact on economic conditions in the United States. Unfavorable economic conditions in the United States may have had, and may in the future have, an adverse affect on us, including, but not limited to, our ability to expand the market for our products, obtain financing as needed, enter into strategic relationships and effectively compete in the information exchange and knowledge exchange markets.

The reliability of market data included in our public filings is uncertain.

     Since we are relatively new to the commercial market and operate in a rapidly changing market, we have in the past, and may from time to time in the future, include market data from industry publications in some of the documents we file with the Securities Exchange Commission. The reliability of this data cannot be assured. The market data and information used to prepare this prospectus was obtained from internal company surveys and industry publications. Industry publications generally state that the information contained in these publications has been obtained from sources believed to be reliable, but that its accuracy and completeness is not guaranteed. Although we believe that the market data used incorporated into this prospectus is and will be reliable, it has not been independently verified. Similarly, internal company surveys, while believed by us to be reliable, have not been verified by any independent sources.

Risks Related to Superconductor Common Stock

Superconductor’s common stock may continue to be volatile and we may be exposed to costly securities class action lawsuits.

     The market price of our common stock has been and is likely to continue to be highly volatile. Our common stock may be significantly affected by the following factors:

•	Actual or anticipated fluctuations in operating results;

•	Announcements of technological innovations;

•	Announcements of new products or new contracts by us or our competitors;

•	Conditions and trends in the telecommunications and other technology industries; and

•	Changes in estimates of our future financial results or recommendations by securities analysts.

     In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the securities of technology companies. In the past, securities class action lawsuits have often been brought against such companies following periods of stock price volatility. We may be affected by similar litigation in the future, which could result in substantial costs and cause a diversion of management’s attention and resources. These events could significantly harm our business, operating results or financial condition.

Your ability to sell shares of Superconductor common stock may depend upon us maintaining our Nasdaq listing.

     Our common stock is listed on the Nasdaq National Market. We cannot assure you that it will always be listed. The Nasdaq National Market has rules for maintaining a listing, including (currently) a minimum stock price of $1 per share. We may not meet all of these requirements in the future, particularly if the price of our common stock declines. If our common stock is not listed with Nasdaq, it may be difficult or impossible to sell it.

The market price of Superconductor common stock may be adversely affected by the sale of significant numbers of shares of Superconductor common stock by major holders, including the selling stockholders listed in the selling stockholders’ table of this prospectus.

     Sales of a substantial number of Superconductor’s common shares in the public market could cause the market price of our common stock to decline. Immediately following the sale of Superconductor Common Stock to the Selling Stockholders listed in this Registration Statement, we had 64,939,831 shares of common stock outstanding and 18,666,262 shares of common stock covered by outstanding options and warrants. All of these outstanding shares and shares issuable upon exercise of options and warrants are freely tradable upon the effective date of the Registration Statement on Form S-3 of which this prospectus forms a part.

     Several of Superconductor’s large stockholders beneficially own more than 5% of our common stock. If any of these stockholders sell substantial amounts of our common stock in the public market, or the market perceives that such sales may occur, the market price of Superconductor’s common stock could fall or fail to rise.

The market for purchases and sales of Superconductor common stock may be very limited. The sale of a limited number of shares of Superconductor could cause the price to fall sharply.

     The price of Superconductor’s stock has been volatile and had a historical book value of $0.69 in the quarter ended March 29, 2003.

     A variety of brokerage house policies and practices tend to discourage individual brokers within those firms from dealing in low-priced stocks. Some of those policies and practices pertain to the payment of brokers’ commissions and to time-consuming procedures that function to make the handling of low-priced stocks unattractive to brokers from an economic standpoint. In addition, the structure of trading commissions also tends to have an adverse impact upon holders of low-priced stock because the brokerage commission on a sale of low-priced stock generally represents a higher percentage of the sales price than the commission on a relatively higher-priced issue.

     As a result, although there presently exists a market for Superconductor’s stock, the stock is thinly traded and the price per share will likely decline substantially if a large number of shares of Superconductor stock are offered for sale at or around the same time. Unless demand for, and the market price of, Superconductor stock significantly increases, your ability to sell Superconductor stock at a favorable price, if at all, may be severely limited and your investment may become illiquid.

Our corporate governance structure may prevent our acquisition by another company at a premium over the public trading price of Superconductor shares.

     It is possible that the acquisition of a majority of our outstanding voting stock by another company could result in Superconductor’s stockholders receiving a premium over the public trading price for our shares. Provisions of our restated certificate of incorporation and bylaws and of Delaware corporate law could delay or make more difficult an acquisition of our company by merger, tender offer or proxy contest, even if it would create an immediate benefit to our stockholders. For example, our restated certificate of incorporation does not permit stockholders to act by written consent and our bylaws generally require ninety (90) days advance notice of any matters to be brought before the stockholders at an annual or special meeting.

     In addition, our board of directors has the authority to issue up to 2,000,000 shares of preferred stock and to determine the terms, rights and preferences of this preferred stock, including voting rights of those shares, without any further vote or action by the stockholders. The rights of the holders of common stock may be subordinate to, and adversely affected by, the rights of holders of preferred stock that may be issued in the future. The issuance of preferred stock could also make it more difficult for a third party to acquire a majority of our outstanding voting stock, even at a premium over our public trading price.

     Further, our certificate of incorporation also provides for a classified board of directors with directors divided into three classes serving staggered terms. These provisions may have the effect of delaying or preventing a change in control of Superconductor without action by our stockholders and, therefore, could adversely affect the price of our stock or the possibility of sale of shares to an acquiring person.

Superconductor’s stock price is extremely volatile.

     The trading price of our common stock has fluctuated significantly in recent periods, and it is likely that it will continue to be volatile. It is possible that the price of the common stock will decline below current prices, and that you would lose all or part of your investment. Equity markets, particularly for technology companies, have recently experienced significant price and volume fluctuations that are unrelated to the operating performance of individual companies. These broad market fluctuations may cause the market price of our common stock to decline.

Our net operating loss carryforwards could be reduced if there is a “change of ownership” under Section 382 of the Internal Revenue Code.

     At December 31, 2002, we had a federal net operating loss carryforward of approximately $162.7 million. Section 382 of the Internal Revenue Code imposes an annual limitation on the utilization of net operating loss carryforwards based on a statutory rate of return (usually the “applicable federal funds rate”, as defined in the Internal Revenue Code) and the value of the corporation at the time of a “change of ownership” as defined by Section 382. Recently, the Company completed an analysis of its equity transactions and determined that it had a change in ownership in August 1999. Therefore, the ability to utilize net operating loss carryforwards incurred prior to the change of ownership totaling $32.6 million will be subject in future periods to an annual limitation of $2.3 million. Net operating losses incurred by Superconductor Technologies Inc. subsequent to the change totaled $67.4 million and are not subject to this limitation. However, they may be subject to limitation should a subsequent change in ownership occur.

     Our Conductus subsidiary has net operating loss carryforwards of $89.2 million. Conductus may have already had an ownership change because of its previous equity transactions. It is likely that the consummation of the merger with Conductus and the contemporaneous offering caused another ownership change for purposes of Section 382, further restricting utilization of net operating loss carryforwards incurred through the ownership change date and acquired through the acquisition of Conductus. If such an ownership change occurred, the applicable Section 382 Limitation may be significantly lower than the $2.3 million limitation that resulted from the 1999 ownership change.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

     Superconductor Technologies Inc. acquired Conductus, Inc. on December 18, 2002. The results of Conductus, Inc. are included in the consolidated financial statements of Superconductor Technologies Inc. for the 13 days following its acquisition through December 31, 2002. The following unaudited pro forma condensed combined statement of operations for the year ended December 31, 2002 gives effect to the acquisition by Superconductor Technologies Inc. of Conductus, Inc. using the purchase method of accounting as if the acquisition had taken place on January 1, 2002.

     These pro forma results have been prepared for comparative purposes only and include certain adjustments such as additional amortization expense as a result of purchased technology and lower depreciation expense resulting from a reduction in the net book value of fixed asset acquired to their estimated fair value. The pro forma results are not necessarily indicative either of the results of operations that actually would have resulted had the acquisition been in effect at January 1, 2002 or of future periods.

SUPERCONDUCTOR TECHNOLOGIES INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2002

	Historical	Historical	Pro Forma		Pro Forma
	Superconductor (1)	Conductus (2)	Adjustments		Combined

Net revenues
Net commercial product revenues	$17,601,000	$2,345,000			$19,946,000
Government contract revenues	4,785,000	3,001,000			7,786,000
Sub license royalties	10,000	—			10,000

Total net revenues	22,396,000	5,346,000			27,742,000
Costs and expenses
Cost of commercial product revenues	19,286,000	6,660,000	$(297,000)	(3)	25,649,000
Contract research and development	2,531,000	5,536,000	(67,000)	(3)	8,000,000
Other research and development	4,489,000	2,057,000	(91,000)	(3)	6,893,000
			438,000	(4)
Selling, general and administrative	14,976,000	8,801,000	(66,000)	(3)	23,711,000
Write off of in-process research and development	700,000 (5)	—			700,000

Total costs and expenses	41,982,000	23,054,000			64,953,000
Loss from operations	(19,586,000)	(17,708,000)			(37,211,000)
Interest income	218,000	232,000			450,000
Interest expense	(145,000)	(100,000)			(245,000)

Net loss	(19,513,000)	(17,576,000)			(37,006,000)
Less:
Deemed distribution attributable to beneficial conversion feature	(1,756,000)	—			(1,756,000)

Net loss available to common stockholders for computation of loss per common share	($21,269,000)	($17,576,000)			($38,762,000)

Basic and diluted net loss per common share	($0.89)	($0.85)			($1.05)

Weighted average number of common shares outstanding	24,019,542	20,783,279	(20,783,279)	(6)	36,853,879
			12,834,337	(7)

See accompanying notes to the unaudited pro forma condensed combined statements of operations

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations
December 31, 2002

(1)	Includes results of Conductus, Inc. from December 19, 2002 (date of acquisition) to December 31, 2002.

(2)	Reflects the results of Conductus, Inc. from January 1, 2002 to December 18, 2002.

(3)	Represents the adjustment for lower depreciation expense resulting from an adjustment to reduce the net book value of fixed assets acquired to their estimated fair values.

(4)	To reflect amortization expense associated with the developed technology recorded in connection with the acquisition, which is being amortized over seven years.

(5)	In-process research and development incurred and recorded in 2002 in connection with the acquisition of Conductus, Inc.

(6)	To eliminate Conductus, Inc. weighted average shares outstanding.

(7)	To adjust Superconductor Technologies Inc. weighted average shares outstanding as if the acquisition of Conductus, Inc. and issuance of shares to Conductus, Inc. shareholders had occurred on January 1, 2002.

USE OF PROCEEDS

     The proceeds from the sale of the common stock offered by this prospectus are solely for the account of the selling stockholders. We will not directly receive any proceeds from the sale of shares under this prospectus. To the extent we receive cash upon exercise of any warrants, we expect to use that cash for general corporate purposes.

SELLING STOCKHOLDERS

     The purpose of this prospectus is to permit the persons listed below in the table of selling stockholders to publicly trade, if desired, the shares of common stock issued or issuable upon exercise of their warrants.

     The following table sets forth the number of shares of common stock beneficially owned by the selling stockholders as of June 25, 2003. The selling stockholders may offer shares under this prospectus from time to time and may elect to sell none, some or all of the shares set forth next to their name. As a result, we cannot estimate the number of shares of common stock that the selling stockholders will beneficially own after termination of sales under this prospectus. In addition, the selling stockholders may have sold, transferred or otherwise disposed of all or a portion of their shares of common stock since the date on which they provided information for this table. We have not made independent inquiries about this. We are relying on written commitments from the selling stockholders to notify us of any changes in their beneficial ownership after the date they originally provided this information. See “Plan of Distribution” beginning on page 19.

	Total Number of
	Shares of	Shares Issuable		Percentage of
	Common Stock	Pursuant to Non-	Number of Shares	Shares of
	Beneficially	Exercisable	of Common Stock	Common Stock
Selling Stockholder	Owned (1)	Warrants	Offered Hereby	After Offering

Ascend Partners LP	46,512	11,628	58,140	*
Ascend Partners Sapient LP	93,024	23,256	116,280	*
Ascend Offshore Fund, Ltd.	325,584	81,396	406,980	*
Bonanza Master Fund Ltd.	348,838	87,210	436,048	*
Chelsey Funding LLC	300,000	75,000	375,000	*
Blue Coast Partners, LP	48,634	12,159	60,793	*
Blue Coast Partners II, LP	115,257	28,814	144,071	*
Green Coast Offshore Limited	116,767	29,192	145,959	*
Langley Partners, LP	930,233	232,558	1,162,791	1.5%
Pogue Capital International Ltd.	150,000	37,500	187,500	*
Proximity Fund LP	232,559	58,140	290,699	*
Proximity Partners LP	232,558	58,139	290,697	*
Manfield Enterprises, Inc.	697,674	174,419	872,093	1%
SF Capital Partners Ltd.	1,395,349	348,837	1,744,186	2%
Alpha Capital Aktiengesellschaft	83,289	20,822	104,111	*
Silicon Valley Bancshares	0	94,340 (2)	94,340	*

TOTAL	5,116,278	1,373,410	6,489,688

* Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of June 25, 2003, are deemed outstanding for computing the percentage of the person holding such options or warrants but are not deemed outstanding for computing the percentage held by any other person. Except for the warrants held by Silicon Valley Bancshares, none of the warrants listed in the table are exercisable within 60 days of June 25, 2003.

(2)	The warrants held by Silicon Valley Bancshares are immediately exercisable and were issued in connection with a borrowing of the Company. An affiliate of the holder remains a lender to the Company.

PLAN OF DISTRIBUTION

     The selling stockholders or their respective pledgees, donees, transferees or other successors in interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

     The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. The selling stockholders have the sole and absolute discretion to decline any purchase offer or make any sale of shares if it deems the purchase price to be unsatisfactory at any particular time.

     The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

     Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

     The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

     The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

     The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     We are required to pay all fees and expenses incident to the registration of the shares of common stock, including certain fees and disbursements of counsel to the selling stockholders. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. The selling stockholders are responsible for all selling commissions, transfer taxes and other costs related to the offer and sale of their shares.

     The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

     The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholders or any other such person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares covered by this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference into it contain forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future performance and include, but are not limited to, statements concerning:

•	our business strategy;

•	the timing of and plans for the introduction of new products and enhancements;

•	plans for hiring additional personnel and expanding our facilities; and

•	the adequacy of our funding.

     Other statements about our plans, objectives, expectations and intentions contained in this prospectus that are not historical facts may also be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “should,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and other comparable terminology. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of reasons, including those discussed under “Risk Factors,” elsewhere in this prospectus and in the documents incorporated by reference into this prospectus. We assume no obligation to update any forward-looking statements.

LEGAL MATTERS

     Certain legal matters relating to the validity of the common stock offered by this prospectus will be passed upon for us by Guth|Christopher LLP, Los Angeles, California.

EXPERTS

     The financial statements incorporated in this Prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the report (which contains an explanatory paragraph related to the Company’s ability to continue as a going concern as further described in Note 2 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-3 to register the common stock offered by this prospectus. However, this prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules to the registration statement. We encourage you to carefully read the registration statement and the exhibits and schedules to the registration statement.

     As a public company, we are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any of our materials on file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Judiciary Plaza, Washington, DC 20549, as well as at the SEC’s regional office at 5757 Wilshire Boulevard, Suite 500, Los Angeles, California 90036. Our filings are available to the public over the Internet at the SEC’s website at http:\\www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.

DOCUMENTS INCORPORATED BY REFERENCE

     The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and the information that we file later with the SEC will automatically update and supercede this information. The following documents have been previously filed by us with the SEC pursuant to the Exchange Act and are hereby incorporated by reference in this prospectus and the registration statement of which this prospectus forms a part:

•	our Annual Report on Form 10-K for the year ended December 31, 2002 (including information specifically incorporated by reference into our Form 10-K from our definitive Proxy Statement for our 2003 Annual Meeting);

•	our Quarterly Report on Form 10-Q for the quarter ended March 29, 2003;

•	our Current Reports on Form 8-K filed with the SEC on April 8, 2003, June 25, 2003 and June 25, 2003; and

•	the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on January 4, 1993.

     All other reports and documents filed by us after the date of this prospectus under Sections 13(a), 14 and 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering of the common stock covered by this prospectus are also incorporated by reference in this prospectus and are considered to be part of this prospectus from the date those documents are filed. If you make a request for this information in writing or by telephone, we will provide you, without charge, a copy of any or all of the information incorporated by reference in the registration statement of which this prospectus forms a part. Requests for this information should be submitted in writing to our Secretary, at our principal executive offices at Superconductor Technologies Inc., 460 Ward Drive, Santa Barbara, California 93111-2310 or by telephone at (805) 690-4500.

     This prospectus is part of a registration statement we have filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus, or any supplement thereof. No one else is authorized to provide you with different information. You should not rely on any other representations. We are not making an offer of these securities in any state where the offer is not permitted. Our affairs may change after this prospectus or any supplement is distributed. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents. You should read all information supplementing this prospectus.